Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Bumgardner Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS REPORTS FOURTH QUARTER AND
FISCAL 2006 FINANCIAL RESULTS

- Company to Host Conference Call at 4:30 p.m. ET Today -
- Q4 Net Loss: $14.7 million GAAP; $6.7 million non-GAAP -

SUNNYVALE, CA, August 24, 2006 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its fourth quarter and fiscal year ended June 30, 2006. The net loss for the fourth quarter of fiscal 2006, as reported in accordance with U.S. generally accepted accounting principles (GAAP), was $14.7 million, or $0.73 per share, compared to a net loss of $8.0 million, or $0.40 per share, for the fourth quarter of fiscal 2005. The fourth quarter of fiscal 2006 non-GAAP pro forma net loss was $6.7 million or $0.33 per share. The difference between GAAP net loss and non-GAAP pro forma net loss for the fourth quarter of fiscal 2006 is the result of $6.6 million of in-process R&D expense associated with the acquisition of several compounds from Celera Genomics and $1.4 million of share-based compensation expense recorded in accordance with the adoption of SFAS 123R as of July 1, 2005. The in-process R&D expense consisted of 1,000,000 shares of Pharmacyclics' common stock valued at $4.5 million and cash paid (including legal expenses) of approximately $2.1 million.

Total GAAP operating expenses were $15.2 million for the fourth quarter of fiscal 2006 compared to $8.5 million for the fourth quarter of fiscal 2005. The increase in total operating expenses in the fourth quarter of fiscal 2006 was primarily due to $6.6 million of in-process R&D expense, an increase of $1.4 million in share-based compensation expense, and an increase of $1.2 million in expense for the purchase of a drug intermediate, partially offset by a reduction of $1.2 million in outside clinical trial costs due to the conclusion of the company's pivotal Phase 3 trial with Xcytrin® and a reduction of $0.5 million in personnel costs.

Pharmacyclics also reported financial results for the fiscal year ended June 30, 2006. The net loss for the fiscal year ended June 30, 2006 was $42.2 million, or $2.12 per share. This compares to a net loss of $31.0 million, or $1.57 per share, for fiscal year 2005.

As of June 30, 2006, the company had cash, cash equivalents and marketable securities totaling $40.5 million. This compares to $71.9 million in cash, cash equivalents and marketable securities as of June 30, 2005.

 "The Company is in a unique position now with our late stage product candidate, Xcytrin, which addresses a large market for a serious illness, and an expanded pipeline of oncology product opportunities," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "Over the next year, we plan to file a New Drug Application (NDA) for Xcytrin and to initiate a Phase 3 trial of Xcytrin in recurrent lung cancer. We'll also have data to share from ongoing trials and plan a range of earlier stage clinical trials with both Xcytrin and our other oncology drug candidates."

Fiscal 2006 Key Highlights and Recent Accomplishments
- Completed our Phase 3 SMART (**S**tudy of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial with Xcytrin for treatment of patients with lung cancer brain metastases and announced our intention to file an NDA for Xcytrin by the end of calendar 2006.
- Presented results of the SMART trial at the 2006 American Society of Clinical Oncology Annual Meeting in an oral presentation by Minesh P. Mehta, M.D. The abstract of the presentation was selected for "Best of ASCO."
- Initiated a Phase 2 clinical trial of single agent Xcytrin as a second-line systemic treatment for patients with non-small cell lung cancer (NSCLC). This study is moving into stage two of its planned Simon two-stage design based on the demonstration of tumor responses.

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- Initiated two Phase 2 trials with Xcytrin for second-line systemic treatment of patients with NSCLC: one in combination with Taxotere® (docetaxel) and one in combination with Alimta® (pemetrexed).

- Initiated a Phase 2 clinical trial of Xcytrin with radiosurgery for brain metastases.

- Initiated a Phase 2 clinical trial of Xcytrin with whole brain radiation therapy and Temodar® (temozolomide) in patients with newly diagnosed glioblastoma.

- Acquired several oncology therapeutic programs from Celera Genomics, including drugs that target histone deacetylase (HDAC) enzymes, selective HDAC enzymes, angiogenesis molecules and B cell tyrosine kinases involved in immune function.

- Secured an Equity Financing Facility with Azimuth Opportunity LTD., which may give Pharmacyclics access to up to $20 million in capital over the next 18 months.

Fiscal 2007 Guidance and Key Milestones

Pharmacyclics projects total operating expenses of between $13 and $14 million for the first six months of fiscal year 2007. General and administrative expenses are expected to be approximately $3 million for the first six months of fiscal year 2007. These expense projections do not include expenses related to share-based compensation expense. Including share-based compensation expense, Pharmacyclics projects total operating expenses of between $15 and $16 million for the first six months of fiscal year 2007. General and administrative expenses are expected to be approximately $4 million for the first six months of fiscal year 2007. Financial projections involve a high level of uncertainty due to, among other factors, the variability involved in predicting requirements of early stage research programs and clinical trials, the potential for entering into partnering arrangements or strategic collaborations, the timing of FDA decisions and share-based compensation expense.

The Company anticipates the following clinical and regulatory milestones in fiscal 2007:

- Submit an NDA for Xcytrin for the treatment of brain metastases from non-small cell lung cancer in the fourth quarter of calendar 2006;

- Report results of a Phase 2 trial evaluating Xcytrin in combination with WBRT and stereotactic radiosurgery for the treatment of brain metastases from solid tumors at the American Society for Therapeutic Radiology and Oncology's (ASTRO) 48th Annual Meeting in November;

- Report results from combined data analysis of two randomized trials of lung cancer patients with brain metastases treated with Xcytrin at the Annual Meeting of the Society of Neuro-Oncology in November 2006;

- Initiate enrollment in a Phase 3 trial of Xcytrin plus Taxotere in patients with recurrent lung cancer in early calendar 2007; and

- Report results from a Phase 1 study of our novel HDAC inhibitor by the end of 2006.

Conference Call and Webcast Details

The Company will hold a conference call today at 4:30 p.m. ET to discuss 2006 year-end financial results and achievements and 2007 guidance. To participate in the conference call, please dial 800-497-0451 for domestic callers and 706-758-3306 for international callers and reference conference passcode 4458036. To access the live audio broadcast or the subsequent archived recording, log on to http://www.pharmacyclics.com. The archived version of the webcast will be available on the company's website for one month.

Note: Pharmacyclics' non-GAAP net loss and non-GAAP net loss per share exclude recurring expenses associated with share-based compensation expense and a non-recurring expense, in-process R&D. The differences in non-GAAP and GAAP numbers are reconciled in the tables below.

Reconciliation of GAAP to Pro Forma Diluted Net Loss (in thousands):

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Twelve Months Ended June 30, 2006	Twelve Months Ended June 30, 2005
GAAP Diluted Net Loss	$ (14,692)	S (8,002)	$ (42,158)	$ (31,048)
Plus: Share-based compensation expense	1,383	31	6,264	50
In-process R&D	6,647	--	6,647	--
Non-GAAP Pro Forma Diluted Net Loss	$ (6,662)	$ (7,971)	$ (29,247)	$ (30,998)

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. Its lead product, Xcytrin, has completed Phase 3 clinical testing in lung cancer brain metastases and several Phase 1 and Phase 2 clinical trials are ongoing with Xcytrin, either as a single agent or in combination with chemotherapy and/or radiation in multiple cancer types. Pharmacyclics has other product candidates in earlier-stage development for cancer and other diseases. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

Taxotere® is a registered trademark of sanofi-aventis.
Alimta® is a registered trademark of Eli Lilly and Company.
Temodar® is a registered trademark of Schering-Plough Corp.

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NOTE: Other than statements of historical fact, the statements made in this press release about projected operating expenses, our anticipated NDA filing timeframe, future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, including results from our SMART trial, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "potential," "project," "believe," "will," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; unexpected delays in and unanticipated increases in costs related to our preclinical studies, clinical trials and preparation of materials for submission to the FDA as part of our NDA filing; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund the preparation of our NDA filing and the product development of our pipeline; the outcome of our discussions with the FDA; our ability to prepare and submit an NDA on a timely basis or at all; the possibility that the FDA refuses to accept any NDA we submit; the possibility that additional data, analysis or studies may be required before the NDA is accepted for filing or approved by the FDA; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its quarterly report on Form 10-Q for the period ended March 31, 2006. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

Three Months Ended June 30,

	2006			2005		
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Grant revenue	$ 25	$ --	$ 25	$ --	$ --	$ --
Operating expenses:						
Research and development	6,422	(626) [3]	5,796	6,065	(6) [3]	6,059
General and administrative	2,163	(757) [3]	1,406	2,413	(25) [3]	2,388
In-process R&D	6,647	(6,647) [4]	--	--	--	--
Total operating expenses	15,232	(8,030)	7,202	8,478	(31)	8,447
Loss from operations	(15,207)	8,030	(7,177)	(8,478)	31	(8,447)
Interest and other income, net	515	--	515	476	--	476
Net loss	$ (14,692)	$ 8,030	$ (6,662)	$ (8,002)	$ 31	$ (7,971)
Basic and diluted net loss per share	$ (0.73)	$ 0.40	$ (0.33)	$ (0.40)	$ 0.00	$ (0.40)
Shares used to compute basic and						
diluted net loss per share	19,944	19,944	19,944	19,779	19,779	19,779

Twelve Months Ended June 30,

	2006			2005		
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Grant revenue	$ 181	$ --	$ 181	$ --	$ --	$ --
Operating expenses:						
Research and development	25,737	(2,932) [3]	22,805	24,964	(25) [3]	24,939
General and administrative	11,919	(3,332) [3]	8,587	7,905	(25) [3]	7,880
In-process R&D	6,647	(6,647) [4]	--	--	--	--
Total operating expenses	44,303	(12,911)	31,392	32,869	(50)	32,819
Loss from operations	(44,122)	12,911	(31,211)	(32,869)	50	(32,819)
Interest and other income, net	1,964	--	1,964	1,821	--	1,821
Net loss	$ (42,158)	$ 12,911	$ (29,247)	$ (31,048)	$ 50	$ (30,998)
Basic and diluted net loss per share	$ (2.12)	$ 0.65	$ (1.47)	$ (1.57)	$ 0.00	$ (1.57)
Shares used to compute basic and						
diluted net loss per share	19,889	19,889	19,889	19,720	19,720	19,720

[1] Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).
[2] Non-GAAP amounts exclude share-based compensation expense.
[3] Represents share-based compensation expense.
[4] Represents in-process R&D expense.

Condensed Balance Sheets
(unaudited, in thousands)

	June 30, 2006	June 30, 2005
Assets		
Cash, cash equivalents and marketable securities	$ 40,477	$ 71,899
Other current assets	961	1,254
Total current assets	41,438	73,153
Property and equipment, net	764	884
Other noncurrent assets	527	527
	$ 42,729	$ 74,564
Liabilities and stockholders' equity		
Current liabilities	$ 3,339	$ 4,473
Long-term obligations	70	97
Stockholders' equity	39,320	69,994
	$ 42,729	$ 74,564

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